INVEST IN **SUN & SWELL**

An online, plastic-free health food store


SUN & SWELL
ORGANIC
RAW ALMONDS
THIS BAG IS COMPOSTABLE
SUN & SWELL
ORGANIC
RAISINS
SUN & SWELL
ORGANIC
ROLLED OATS
THIS BAG IS COMPOSTABLE

sunandswellfoods.com Santa Barbara California

Main Street | Retail | Food | Female Founder | Ecommerce

OVERVIEW UPDATES WHAT PEOPLE SAY 1 ASK A QUESTION 1

Highlights

1. 📈 Grew online market to $500K+ annual run rate in less than 12 months
2. 🌱 The first ever online, plastic-free health food store
3. 🏆 Award winning: won leading food industry award (NEXTY) for sustainability
4. ♻️ First to sell groceries in compostable packaging; proprietary 'send-back' program for used bags
5. ✨ Founder is a Tory Burch Fellow, Harvard MBA, & winner of PepsiCo's WomanMade pitch contest
6. 💰 Investors & Advisors from industry leaders like Laird Superfood, HUMM Kombucha, P&G & North Face
7. 🌍 Mission Driven: Certified B-Corp, 1% for the Planet, industry leader in sustainable packaging
8. 🛒 Huge opportunity to grow and make an impact: grocery industry is $650B market

Our Team



Kate Flynn Cofounder & CEO

Harvard MBA, Tory Burch Fellow, PepsiCo WomanMade pitch winner 10+ years in CPG/Retail brand and growth strategy

> Many of the foods we eat today are destroying our health, and the health of our planet. We are passionate about fixing a broken food system, and leaving a better world behind us.



Bryan Flynn Cofounder & COO

Taken companies from startup to $10M ARR



Scott McGuire Advisor

COO @ Laird Superfoods Previous: @PepsiCo, @Nestle, @Bonduelle

SEE MORE

We're reinventing the world of grocery, putting people and the planet first.

Today's grocery store is outdated and inefficient. It relies on an archaic and bloated supply chain that rewards cheap, low quality inputs. This system has created a race to the bottom that's bringing us unhealthy food, environmentally damaging packaging, and continuously higher prices.

Unhealthy foods in plastic packaging are hurting our health and the environment.

As a nation, we're not getting any healthier. This is in large part due to the packaged foods we are consuming. It's not always apparent, but most packaged foods are loaded with added sugars, preservatives, flavoring agents, and other precarious chemicals that are bad for our health.

The planet is suffering too. Single-use plastic packaging is made to be used in seconds but lasts (almost) an eternity. We are currently consuming 2 million single-use plastic bags and over 1 million plastic bottles worldwide every minute and most of these materials are not even recyclable. We have a serious problem and the food industry is a major contributor.

We've created a new type of grocery store where you can shop online for healthy, organic foods in plastic-free packaging at more accessible price points than traditional health food stores.





SUN & SWELL
ORGANIC
PISTACHIOS
RAW
WALNUTS
ALMOND
MEAL
CHIA SEEDS
CACAO
POWDER
CACAO
NIBS

Our beloved online grocery store sells the highest quality organic pantry staples and snacks in 100% compostable packaging that turns back into soil within 3 months*. We work directly with farms to source the freshest, healthiest ingredients possible and create delicious products that we sell directly to you.

When we cut out all the middle men, we can offer you better food, in better packaging, at better prices.

By fixing the way food goes from farms to your pantry, we're changing the game.

We don't rely on the the traditional food system to distribute food. Instead, we created our own system and cut out all the middlemen so that your food can flourish.





Traditional Model
Farm to you in YEARS | Lots of middle men = Higher Prices
Farm → Ingredient Supplier → Co-packer → Brand → Distributor → Grocery Store → You!
Sun & Swell's Model
Farm to you in MONTHS | Limited Middle Men = Lower Prices
Farm → Sun & Swell → You!

The old supply chain for food is too complex, has too many middle men, and takes food way too long to go from farm to consumer. These pressures create incentives to produce food that:

1) is as cheap as possible; and

2) has a very, very long shelf life.

That's why producers have to load up packaged foods with added sugars, chemical flavoring, unnatural preservatives, and wrap it in thick plastic packaging. This allows the food survive the very long trip to the grocery store shelf and still look appealing when it gets there.

But where in this model are health of the planet and the actual people that will eat this food considered?

They aren't.

That's why we don't believe the current system can be saved.

Grocery is in need of a revolution. A new, simpler distribution system is needed. One that that takes food straight from farms, packages it responsibly, and then sends it directly to you by utilizing the wonders of the internet - without having to be beholden to the pitfalls of producing food with unnaturally long shelf life.

We offer:



Compostable packaging
Grown on California family farm
SUN & SWELL
ORGANIC
RAW WALNUTS
From farm to your pantry in months
Organic
Price is 10-25% less than traditional health food stores

1. Healthier and fresher foods

We're often told we have very high standards and we intended to keep it that way. All of our products are organic, gluten free, vegan, dairy free, soy free, and free from added sugars or preservatives.

2. Plastic-free packaging

We sell more plastic free packaging than any other packaged food company in the US. All of our products come in 100% compostable packaging or re-useable glass jars so that you can feel good about minimizing your carbon footprint.

3. Proprietary bag send back program

We realize that even in 2021, many people don't have access to composting so we created a one-of-a-kind used bag send back program so you can send your bags back to Sun & Swell and we'll compost them for you. Because we give a hoot.

4. Better price points

When we cut out all the middlemen, we can pass much of these savings on to you, the consumer. We also sell a highly curated assortment of products with only one option per product type. Like Trader Joes and Costco, this allows us to use our purchasing power for a single product to attain the best pricing possible and this method will continue to allow us to drive prices down as we grow.

Today, we offer 70+ plastic-free pantry staples - and we're adding more every day.



We carefully choose the top pantry staples and often only offer options under our own brand so that we can keep our inventory lean, fresh, and offer the best price possible.

Many of our specialty fruits and nuts are grown on very small family farms so the supply is small. Often times, these offerings are quite unique like our dried persimmons, dried plums, and regenerative dried bananas. If the farm runs out or has a bad harvest, then the products go out of stock, sometimes forever. This keeps the experience fun and customers appreciate the "limit time" concept.

We also produce proprietary products under our own brand like our date and cashew snack bites, our plant based cookies, and our speciality nut & seed mixes. Like Trader Joes, these products are only available at our online store.

We're committed to doing business in a better way.

B-Corp: We believe that profit, people, planet, and purpose all can (and should) coexist. As a B-Corp, we carefully consider the impact our decisions have on all stakeholders: employees, suppliers, the surrounding community, consumers and the environment.

1% For the Planet: Each year, we donate 1% of our revenue to non-profit organizations that are taking action to support two causes we care deeply about: regenerative farming and ocean health.



This market opportunity is enormous and together we can make a gigantic environmental impact.

At $650B, the US grocery market is the largest consumer sector in the world and is made up of over 40,000 grocery stores. We could grow to $1B in sales and still make up only 0.15% of the total market which is roughly the size of Sedano's, a 35 store grocer in Florida.

While there is a huge opportunity to produce profits for our investors, we also chose the grocery industry because we can have the largest impact possible when it comes to reducing single use plastics. At $1B in revenue per year, we could save over 100M plastic bags from being created every year and instead put that carbon back into the soil to be reused on farms. That's roughly 220,000 lbs of plastic that wouldn't be produced. And we're just one company. Imagine the greater impact we could have in several years as we continue to influence the entire industry to follow our lead...

Our growth shows we've tapped into something huge.



Online Store Sales*

Launched Online
Plastic-Free
Grocery Store

*Sunandswellfoods.com only; Excludes Wholesale and Amazon

Disclaimer: These projections cannot be guaranteed

In 2018, we launched a single product (SKU) through traditional wholesale and grew to nearly $400K in annual sales. Upon realizing the greater opportunity to reinvent the grocery system, we launched our online marketplace in June of 2020. Since then, we have scaled back on our wholesale business to make room for the growth of our online marketplace which has soared by 2800% in just 12 months. In February, our monthly online sales surpassed $43,000 putting our annual run rate above $500,000.

We've created a brand with a community that our customers are proud to be a part of.

700+ 5 Star Reviews

TOGETHER, we believe we can make an big impact. Will you join us?

This is about more than just food to us. This is about a massive problem that needs fixing and about transforming an industry that has lost focus of what really matters - people and planet.

If we act now, we can create a future where people and planet are healthier and happier. We can pass something better onto our children and the next generation. We can fix the way we consume food and stop filling our planet with trash that will outlive several generations of humans to come.

We know we are just one small family company and you are just one investor, but we've got to start somewhere.

Thank you for your consideration in joining us along this journey. If you believe in what we do, we hope that you decide to join our team as an investor and come along for the ride.

Much Love,

Kate, Bryan, and The Sun & Swell Family



*Composting timelines are based on composting at industrial facilities. For home composting timelines, please consult our packaging guidelines at **https://sunandswellfoods.com/pages/packaging**